UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

April 16, 2015

Abengoa, S.A. (the “Company”), in compliance with article 82 of the Spanish Securities Market Act, informs the Spanish securities market regulator (Comisión Nacional del Mercado de Valores) about the following

Significant Event

Abengoa Finance, S.A.U., a subsidiary of the Company, has approved an issue of senior notes addressed to institutional and qualified investors in a principal amount of €375,000,000 and due April 2020 (the “Notes”) that will be guaranteed by the Company and several of the Company’s subsidiaries.

On the date hereof, upon completion of the bookbuilding process, the price of the issue has been successfully fixed. The Notes have been priced at 97.954% of their nominal amount. The Notes will accrue interest at an annual rate of 7% payable semi-annually. The closing of the issue is expected to take place on April 21, 2015, once the customary conditions precedent for this type of issue have been met.

The Notes are expected to be admitted to trading on the Euro MTF Market of Luxembourg.

The net proceeds from the Notes will be on-lent by Abengoa Finance, S.A.U. to the Company on a permanent basis, which the Company will set aside in the form of cash or readily marketable securities to repay part of the €500 million principal amount of its 8.50% senior notes due 2016 at or prior to their March 31, 2016 maturity date.

The information contained herein is not for publication or distribution, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law, and does not constitute an offer to sell, or solicitation of an offer to buy, securities.

The Notes and the related guarantees referred to herein have not been registered under the U.S. Securities Act of 1933, as amended. The Notes and the related guarantees may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended, or in any other jurisdiction other than in compliance with the laws of that jurisdiction. There is no intention to conduct a public offering of securities in the United States. This notice is issued pursuant to Rule 135c of the U.S. Securities Act of 1933, as amended.

The initial purchasers are acting on behalf of the Company and no one else in connection with the Notes and will not be responsible to any other person for providing the protections afforded to clients of the initial purchasers or for providing advice in relation to the Notes.

This notice and any other documents or materials relating to the issue of the Notes are for distribution within the United Kingdom only to persons who (i) have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue of the Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This notice and any other documents or materials relating to the issue of the Notes are directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this notice and any other documents or materials relating to the issue of the Notes relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

The issue of the Notes shall not constitute a public offering in Spain and therefore will not be registered by means of a prospectus with the Spanish securities market regulator (Comisión Nacional del Mercado de Valores).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: April 16, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary